FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: December 15, 2004	By: “Fred George” Fred George President

EXHIBIT INDEX

1.	Gammon Lake Resources Inc. Interim Consolidated Financial Statements for the periods ending October 31, 2004 and 2003

2.	Gammon Lake Resources Inc. Management Discussion and Analysis for the quarter ended October 31, 2004

3.	Form 52-109F2 Certificate of Interim Filings, executed by Bradley H. Langille, Chief Executive Officer, and Colin P. Sutherland, Chief Financial Officer

EXHIBIT 1

GAMMON LAKE RESOURCES INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2004 and 2003

CONTENTS

                                                                           Page
                                                                           ----

Interim Unaudited Consolidated Statements of Operations and Deficit          2

Interim Unaudited Consolidated Balance Sheets                                3

Interim Unaudited Consolidated Statement of Cash Flows                       4

Notes to the Interim Unaudited Consolidated Financial Statements          5-14

                                                                               1

================================================================================
GAMMON LAKE RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
Quarter ended October 31                             2004                2003
================================================================================

Revenue
   Interest                                     $     38,489        $    76,331
   Management fees                                         -            230,000
                                                -------------       ------------
                                                      38,489            306,331
                                                -------------       ------------
Expenses
   Amortization                                      115,782             11,670
   General and administrative                        559,946            518,973
   Management fees                                    51,923             34,615
   Professional fees                               5,508,149          1,998,885
   Wages and benefits                              7,276,426            108,913
                                                -------------       ------------
                                                  13,512,226          2,673,056
                                                -------------       ------------
Loss before other items                          (13,473,737)        (2,366,725)
                                                -------------       ------------
Foreign exchange gain                              1,461,946          1,557,141
Write-off of mineral property                              -         (1,063,448)
Gain/(Loss) on long term equity investment            37,000            (82,000)
                                                -------------       ------------
                                                   1,498,946            411,693
                                                -------------       ------------
Net loss before income taxes                     (11,974,791)        (1,955,032)

Income tax recovery                                   73,193                  -
                                                -------------       ------------
Net Loss                                        $(11,901,598)       $(1,955,032)
                                                -------------       ------------
Loss per share (Note 10)                        $      (0.21)       $     (0.04)
                                                -------------       ------------
--------------------------------------------------------------------------------
Deficit, beginning of period                    $(13,594,765)       $(6,636,465)

Net loss                                         (11,901,598)        (1,955,032)
                                                -------------       ------------
Deficit, end of period                          $(25,496,363)       $(8,591,497)
                                                =============       ============
================================================================================

          See accompanying notes to the interim unaudited consolidated financial statements.

                                                                               2

================================================================================
GAMMON LAKE RESOURCES INC.
INTERIM CONSOLIDATED BALANCE SHEETS
                                                  October 31           July 31
                                                        2004              2004
                                                 (Unaudited)          (Audited)
================================================================================
Assets
Current
   Cash and cash equivalents                    $   4,777,549      $ 13,020,940
   Receivables
       Commodity taxes                              2,843,495         2,619,566
       Other                                           29,892           239,240
   Prepaids and deposits                              285,848           116,317
Due from related companies                            408,355           384,701
                                                --------------     -------------
                                                    8,345,139        16,380,764

Long term investment (Note 3)                      11,685,000        11,648,000
Capital assets (Note 4)                             4,656,862         4,462,243
Mineral properties and related deferred
   costs (Notes 5 and 6)                           84,077,340        80,041,737
                                                --------------     -------------
                                                $ 108,764,341      $112,532,744
--------------------------------------------------------------------------------
Liabilities
Current
   Payables and accruals                        $   2,211,100      $  4,038,805

Long term debt (Note 7)                             8,544,900         9,304,400
Future income taxes (Note 8)                        8,394,700        10,170,900
                                                --------------     -------------
                                                   19,150,700        23,514,105
                                                --------------     -------------
Shareholders' Equity
Capital stock (Note 9)                             98,642,382        98,642,382
Contributed surplus (Note 9)                       16,467,622         3,971,022
Deficit                                           (25,496,363)      (13,594,765)
                                                --------------     -------------
                                                   89,613,641        89,018,639
                                                --------------     -------------
                                                $ 108,764,341      $112,532,744
                                                ==============     =============
================================================================================

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 6)

On behalf of the Board

           "Fred George"     Director         "Brad Langille"   Director
         ------------------                   ----------------

          See accompanying notes to the interim unaudited consolidated financial statements.

                                                                               3

================================================================================
GAMMON LAKE RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

Quarter Ended October 31                                             2004                 2003
===================================================================================================
Increase (decrease) in cash and cash equivalents

   Operating
       Net loss                                                 $ (11,901,598)        $ (1,955,032)
       Amortization                                                   115,782               11,670
       Foreign exchange gain                                       (1,461,946)          (1,557,141)
       Stock option expense                                        12,496,600            1,457,800
       Mineral property write-off                                           -            1,063,448
       Income tax recovery                                            (73,193)                   -
       (Gain)/Loss on long term equity investment                     (37,000)              82,000
                                                                --------------        -------------
                                                                     (861,355)            (897,255)
       Change in non-cash operating
           working capital                                         (2,011,817)            (934,793)
                                                                --------------        -------------
                                                                   (2,873,172)          (1,832,048)
                                                                --------------        -------------
   Financing
       Net proceeds from issuance of capital stock                          -           17,644,290
                                                                --------------        -------------
   Investing
       Acquisition of capital assets                                 (310,401)            (147,277)
       Advances to related companies                                  (23,654)             138,903
       Expenditures on mineral properties
           and related deferred costs                              (5,036,164)          (2,222,910)
                                                                --------------        -------------
                                                                   (5,370,219)          (2,231,284)
                                                                --------------        -------------
Net (decrease) increase in cash and cash equivalents               (8,243,391)          13,580,958

Cash and cash equivalents
   Beginning of period                                             13,020,940            1,264,614
                                                                --------------        -------------
   End of period                                                $   4,777,549         $ 14,845,572
                                                                ==============        ==============
===================================================================================================

          See accompanying notes to the interim unaudited consolidated financial statements.

                                                                               4

================================================================================
GAMMON LAKE RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
October 31, 2004 and 2003
================================================================================

1.   NATURE OF OPERATIONS AND GOING CONCERN ASSUMPTION

Gammon Lake Resources Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec)
and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the
American Stock Exchange (AMEX:GRS).

These  financial  statements  have  been  prepared  on the  basis of  accounting principles  applicable  to a going  concern,  which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring  its mineral  properties  and has not
yet  determined   whether  these  properties   contain  ore  reserves  that  are
economically  recoverable.  The  recoverability  of  amounts  shown for  mineral properties  and  related  deferred  costs is  dependent  upon the  discovery  of economically  recoverable  reserves,  the securing and  maintaining of title and beneficial  interest  in the  properties,  the  ability of the Company to obtain necessary  financing  to  complete  the  development  thereof  and  upon  future profitable  production there-from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.  Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds over and above amounts raised to date to complete the  acquisition,  exploration and development of its interests and,  while it has been  successful  in doing so in the  past,  there  can be no assurance that it will be able to do so in the future. In addition,  the Company will require further financing to meet certain  financial  commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The accompanying consolidated financial statements are prepared by management in accordance with Canadian  generally  accepted  accounting  principles.  Selected information and disclosures required in notes to annual financial statements has been  condensed or omitted.  These  interim  consolidated  financial  statements should be read in  conjunction  with the financial  statements and notes for the year ended July 31, 2004.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon
Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

ASSET RETIREMENT OBLIGATIONS

Effective  August 1, 2004,  Gammon Lake  adopted the new  Canadian  Institute of
Chartered  Accountants  (CICA) standards for Asset Retirement  Obligations (CICA
3110). In accordance with CICA 3110, asset retirement obligations are recognized when  incurred  and  recorded  as  liabilities  at fair value fair value and the corresponding  increase to the asset is depreciated  over the life of the asset.
The Company has not incurred any asset retirement obligations.

                                                                               5

================================================================================
GAMMON LAKE RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
October 31, 2004 and 2003
================================================================================

3.   LONG TERM INVESTMENT

The Company's long-term  investment,  carried at equity,  consists of 10,900,000 shares,  representing  approximately a 25% subscribed interest in the issued and outstanding  common shares of Mexgold Resources Inc.  ("Mexgold").  Mexgold is a public junior natural resource issuer, listed on the TSX Venture Exchange (TSXV:
MGR),  which  holds  a 100%  interest  in a  Mexican  gold  and  silver  mineral exploration  property,  known as the "Guadalupe  Gold-Silver Project" and a 100%
interest  in  Compania  Minera  Del Cubo,  a gold and silver  producing  mine in
Guanajuto State, Mexico.

Pursuant to an agreement  with  Mexgold,  these shares must be held until August
20, 2009, and there will be no sale, transfer,  assignment, pledge, encumbrance, grant of a security  interest in or other form of  conveyance  of these  shares, directly,  indirectly  or  beneficially,  prior to that time  unless  Mexgold so consents in writing thereto.

                                                  October 31            July 31
                                                        2004               2004
                                               -------------       ------------

Investment in Mexgold Resources Inc.           $  12,300,000       $ 12,300,000
Cumulative Equity share of losses in
Mexgold Resources Inc.                              (615,000)          (652,000)
                                               -------------       ------------

                                               $  11,685,000       $ 11,648,000
                                               -------------       ------------

The market value of investment as at October 31, 2004 was $29,103,000  (July 31,
2004 -  $27,468,000).  The Company also holds 2.95 million  warrants to purchase
Mexgold common shares at an exercise price of $2.50 each,  expiring February 26,
2006.

--------------------------------------------------------------------------------

4.   Capital assets

                                     October 31, 2004                          July 31, 2004
                           -----------------------------------    --------------------------------------
                                       Accumulated     Net Book               Accumulated      Net Book
                              Cost     Amortization     Value        Cost     Amortization       Value
                           ---------    ---------    ---------    ----------    --------     -----------
Computer equipment        $  101,027    $  29,349   $   71,678    $   94,953     $ 20,445     $    74,508
Exploration equipment      3,694,108      252,858    3,441,250     3,624,182      167,677       3,456,505
Vehicles                     228,072       33,298      194,774       184,781       23,557         161,224
Buildings                    802,733       19,670      783,063       629,645       11,727         617,918
Furniture and fixtures       177,552       11,455      166,097       159,530        7,442         152,088
                           ---------    ---------    ---------    ----------    --------     -----------
                          $5,003,492    $ 346,630   $4,656,862    $4,693,091    $230,848     $ 4,462,243
                        ------------    ---------   ----------    -----------   --------     -----------

                                                                               8

================================================================================
GAMMON LAKE RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
October 31, 2004 and 2003
================================================================================

5.   MINERAL PROPERTIES AND RELATED DEFERRED COSTS

For the quarter ended October 31, 2004

                                                               Ocampo
                                                               (Mexico)

Balance, July 31, 2004                                      $  80,041,737
Expenditures during the period                                  4,035,603
                                                            --------------
Balance, October 31, 2004                                   $  84,077,340
                                                            --------------

Included in current  period  expenditures  are future income tax  adjustments of
$820,583  (October  31,  2003 -  $1,397,960)  related to the  adjustment  of the temporary difference between accounting and tax values of the mineral property.

Schedule of deferred mineral property expenditures          2004                    2003

Mineral property, beginning balance                        $ 80,041,737         $ 53,770,221
                                                          --------------       --------------
Land Purchase                                                         -                5,270
Mineral rights                                                   28,357                    -
Geological services and studies                                 525,533               26,716
Drilling                                                        695,555              713,657
Assays                                                          272,369               70,888
Equipment and consumables                                     1,137,851              735,395
Field Office                                                     29,378               72,291
Camp materials and equipment                                    131,542               22,824
Health and Safety                                                56,915                1,979
Vehicles                                                        214,467               81,402
Consulting fees                                                 136,317              154,663
Contract Mining fees                                          1,153,225              307,671
Travel                                                          474,677               30,154
Future Income tax adjustment                                   (820,583)          (1,397,960)
                                                          --------------       --------------
Total additions                                               4,035,603              824,950
                                                          --------------       --------------
Mineral property, end of period                            $ 84,077,340         $ 54,595,171
                                                          ==============       ==============

                                                                               7

================================================================================
GAMMON LAKE RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
October 31, 2004 and 2003
================================================================================

6.   COMMITMENTS AND CONTINGENCIES

OPTION AND JOINT VENTURE AGREEMENTS

a)   MINERA FUERTE MAYO, S.A. DE C.V.  ("FUERTE  MAYO")/COMPANIA  MINERA BRENDA,
     S.A DE C.V. ("BRENDA")

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60%  participating  interest in 17 mining claims in  Mexico.  Under the terms of the joint  venture,  the  Company  is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage.  Under the terms of the  agreement,  a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

The company has fulfilled  all drilling and  exploration  expenditures  required under the contract to acquire the full 100% interest.  Fuerte Mayo has given the
Company permission to contract with the underlying concession holder directly to obtain the remaining 40% interest in the property.

On February 21, 2003,  the Company  acquired the  remaining 40% of the title and interest  in a group of  claims  located  in the  municipality  of  Ocampo  from
Compania Minera Brenda S.A. de C.V. ("Minera Brenda"). The Company agreed to pay
8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of US  $2,000,000.  An additional US $250,000 is due if, as a result of the  exploration  of the claims,  a minimum mining reserve of two  million  ounces of  equivalent  gold are  obtained.  In the event  that the
Company  were to sell the  property,  the  full US  $2,000,000  becomes  due and payable at that time.

b)   MINERALES DE SOYOPA, S.A. DE C.V. ("SOYOPA")

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of thesef agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May
23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and
US $7,000,000 in long term debt as disclosed in Note 7.

Under the terms of the agreement,  the 5,000,000  common shares may only be sold at a price of CDN $2.50 or greater  per share until  November  24,  2003.  After
November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned  may be sold.  The  Company  determined  a value of CDN  $0.52  per  share
(approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

c)   COMPANIA MINERA GLOBAL, S.A. DE C.V. ("GLOBAL")

On July 17,  2000,  the  Company  entered  into an  agreement  with  Global  for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining  fifty-one percent (51%) interest in the Ocampo property.

                                                                               8

================================================================================
GAMMON LAKE RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
October 31, 2004 and 2003
================================================================================

6.   COMMITMENTS AND CONTINGENCIES (CONTINUED)

As part of the consideration for the successful negotiation and execution of the agreement  between  the  Company  and Soyopa and upon sale by the Company of the lands,  claims and  concessions  described  in the  agreements,  the  Company is required to pay Global U.S. $1,000,000.

d)   BOLNISI GOLD NL ("BOLNISI")

On November 6, 2003,  the Company  entered  into an  agreement  with Bolnisi and
Recursos Mineros S.A. de C.V (a wholly-owned subsidiary of Bolnisi) to terminate all agreements between the companies in exchange for a payment of USD $5,000,000 to Bolnisi.  Bolnisi, in return, agreed to deliver technical information related to the Ocampo  open-pit  project  according to a schedule in the  agreement.  On
December 9th,  2003 all  technical  reports were received by the Company and the payment of US$ 5,000,000  (CAD$  6,500,000) was made by the Company in favour of
Bolnisi.

A summary of the future  commitments  based on the above noted  option and joint venture agreements at October 31, 2004 are set out in the following table:

------------------------------------------------------------------------------------------------
AGREEMENT                                 CONSIDERATION     TERMS
------------------------------------------------------------------------------------------------
Minera Fuerte Mayo, S.A. de C.V.          US$ 211,526       Upon sale of the related property
------------------------------------------------------------------------------------------------
Compania Minera Global, S.A. de C.V.      US$ 1,000,000     Upon sale of the related property
------------------------------------------------------------------------------------------------
                                                            8% of net profits attributable to
Compania Minera, Brenda, S.A. de C.V.     US$ 2,000,000     related mining claims or upon sale
                                                            of the related property
------------------------------------------------------------------------------------------------
Compania Minera, Brenda, S.A. de C.V.     US$ 250,000       Upon a minimum proven reserve amount
------------------------------------------------------------------------------------------------

                                                                               9

================================================================================
GAMMON LAKE RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
October 31, 2004 and 2003
================================================================================

7.   LONG TERM DEBT                                    October 31      July 31
                                                          2004          2004
                                                          ----          ----
Soyopa loan, non-interest bearing, translated
to Canadian dollars at the balance sheet date.        $ 8,544,900    $ 9,304,400
                                                      ===========    ===========

The long term debt  payable  to Soyopa is  non-interest  bearing  with  terms of repayment as follows:

i.)  US $3,500,000 on or before November 23, 2006;

ii.) US $3,500,000 on or before November 23, 2007;

iii.)In the event that the  Company  has  commenced  production  of gold  and/or silver from the mining  title  acquired  prior to November  23,  2006,  the
     Company is required to pay Soyopa US  $1,000,000,  annually,  commencing on the first  anniversary  of the start of  production  which will  reduce the remaining amount due;

iv.) In the event the Company sells or transfers  title to the  concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

The long term debt is secured by a first charge over certain mineral properties.

--------------------------------------------------------------------------------

8.   INCOME TAXES

The following  table reflects  future income tax liabilities at October 31, 2004 and July 31, 2004.

                                                                        October 31          July 31
                                                                              2004             2004
                                                                     --------------    -------------
Accounting value of mineral properties and related
   deferred costs in excess of tax value                             $  18,268,100     $ 18,831,400
Deductible share issue costs                                            (1,284,800)      (1,670,800)

Non-capital losses carried forward                                     (15,715,800)     (12,563,600)
                                                                     --------------    -------------
                                                                         1,267,500        4,597,000

Valuation allowance                                                      7,127,200        5,573,900
                                                                     --------------    -------------
Future income tax liabilities recognized                             $   8,394,700     $ 10,170,900
                                                                     ==============    =============

                                                                              10

================================================================================
GAMMON LAKE RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
October 31, 2004 and 2003
================================================================================

9.   CAPITAL STOCK

Authorized:
Unlimited number of common shares

Unlimited number of  non-cumulative,  dividends to be determined by the Board of
Directors not to exceed 12%, non-participating,  non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of  non-cumulative,  dividends to be determined by the Board of
Directors not to exceed 13%, non-participating,  non-voting, Class "B" preferred shares, redeemable at their paid-in value.

ISSUED AND OUTSTANDING:
                                                       Number of        Ascribed
                                                   Common Shares           Value
                                                   -------------           -----

Balance, July 31, 2004 and October 31, 2004          56,676,715      $98,642,382
                                                   =============     ===========

ESCROW SHARES
As at October 31, 2004,  15,000 common shares issued to promoters of the Company and other  investors are held in escrow and will be released  subject to certain regulatory approvals.

STOCK OPTIONS
The Company  has a stock  option  plan under  which  options to purchase  common shares of the Company may be granted to directors,  senior  officers,  employees and service  providers of the Company.  The  aggregate  number of common  shares which may be  reserved  for  issuance  under the plan shall be  17,527,000.  The maximum  number of common  shares  which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant
(on a  non-diluted  basis)  less the  aggregate  number of shares  reserved  for issuance to such person under any other option to purchase  shares from treasury granted as a compensation or incentive mechanism.

During the quarter ended October 31, 2004, 25,000 options granted to consultants were expensed  based on the fair value of the options on the date granted.  As a result,  $29,600 was recorded as professional fees and contributed  surplus. The fair value of the options granted was calculated using the Black-Scholes  option pricing model with the following assumptions:

Options earned during the 1st quarter ended October 31, 2004

Dividend yield                              0%
Expected volatility                     60.88%
Risk free interest rate                  2.99%
Expected life                           1 year

                                                                              11

================================================================================
GAMMON LAKE RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
October 31, 2004 and 2003
================================================================================

9.     CAPITAL STOCK (CONTINUED)

During the year ended  July 31,  2004,  4,050,000  options  that were  issued to directors,  employees and  consultants  were  approved at the  Company's  annual meeting held on October 27, 2004.  These options vested upon  approval,  and the fair value amount of $5,324,227 was recorded as professional fees and $7,172,373 as wages and benefits with a corresponding  credit of $12,496,600 to contributed surplus.  The  fair  value  of  this  option  grant  was  calculated  using  the
Black-Scholes option pricing model with the following average assumptions:

Dividend yield                                         0%
Expected volatility                                   63%
Risk free interest rate                             3.59%
Expected life                                     5 years

An aggregate of 17,030,300  options have been granted  pursuant to the Company's stock option plan of which  7,158,000 have been  exercised or have expired.  Set forth below is a summary of the outstanding options to purchase common shares as at October 31, 2004.

                 ------------------------------------------------------------------------------------
                                Options Outstanding                     Options Exercisable
                 ------------------------------------------------------------------------------------
                    Number     Weighted average         Weighted                        Weighted
                               remaining contractual     average           Number        average
                 Outstanding   life (yrs)             exercise price    Exercisable   exercise price
                 ------------------------------------------------------------------------------------
$0.00 - $0.50       30,000           1.90                 $0.50              30,000       $0.50
-----------------------------------------------------------------------------------------------------
$0.51 - $1.00      567,500           2.35                 $0.79             567,500       $0.79
-----------------------------------------------------------------------------------------------------
$1.01 - $1.50    1,640,000           2.51                 $1.15           1,640,000       $1.15
-----------------------------------------------------------------------------------------------------
$2.51 - $3.00    3,559,800           3.68                 $2.60           3,559,800       $2.60
-----------------------------------------------------------------------------------------------------
$5.00 - $5.50    4,000,000           4.26                 $5.45           4,000,000       $5.45
-----------------------------------------------------------------------------------------------------
$7.00-$7.50         25,000           0.79                 $7.00              25,000       $7.00
-----------------------------------------------------------------------------------------------------
$7.51 - $8.00       50,000           4.53                 $7.94              50,000       $7.94
-----------------------------------------------------------------------------------------------------

                                                                              12

================================================================================
GAMMON LAKE RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
October 31, 2004 and 2003
================================================================================

9.   CAPITAL STOCK (CONTINUED)

Fixed Options                                October 31, 2004                   July 31, 2004
-------------                          ----------------------------     ---------------------------------
                                                   Weighted Average                     Weighted Average
                                         Shares     Exercise Price          Shares       Exercise Price
                                         ------     --------------          ------       --------------
Outstanding, beginning of period        9,867,300     $  3.44             7,951,000         $  1.79
Granted                                    25,000     $  7.00             4,172,000(1)      $  5.48
Expired                                   (20,000)    $ (5.45)             (127,000)        $ (4.70)
Exercised                                       -     $                  (2,128,700)        $ (1.13)
                                        ----------                       -----------
Outstanding, end of period              9,872,300     $  3.44             9,867,300         $  3.44
                                        ==========                       ===========

Options exercisable, end of period      9,872,300     $  3.44             5,797,300         $  2.00
                                        ==========                       ===========

(1)  Included  4,050,000  options  which were approved at the annual and special meeting held on October 27, 2004.

COMPENSATION WARRANTS

A summary of the 448,076  outstanding  compensation  warrants to purchase common shares as at October 31, 2004 is as follows:

             Number of
   Common Shares Under
  Compensation Warrant                Expiration Date           Exercise Price
  --------------------                ---------------           --------------
        277,344                       August 15, 2006                $3.48
        170,732                      November 21, 2006               $6.15

--------------------------------------------------------------------------------

10.  LOSS PER SHARE

Loss per share is  calculated  based on the  weighted  average  number of shares outstanding  during the period  ended  October  31, 2004 of  56,676,715  (2003 -
46,215,458).

Diluted  earnings (loss) per share is based on the assumption that options under the stock  options  plan and  warrants  have been  exercised on the later of the beginning of the year and the date granted. The treasury stock method is used to determine the dilutive effect of stock options and warrants.  The treasury stock method  assumes that  proceeds  received  from the exercise of the  in-the-money stock options and warrants are used to repurchase  shares at the average  market rate. The diluted weighted average number of shares for the period ended October
31, 2004 and 2003 were not presented, as all factors are anti-dilutive.

                                                                              13

================================================================================
GAMMON LAKE RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
October 31, 2004 and 2003
================================================================================

11.  RELATED PARTY TRANSACTIONS

The Company paid the following amounts to directors and companies  controlled by directors:

                                                         Three Months Ended
                                                         ------------------
                                                   October 31      October 31
                                                         2004            2003
                                                         ----            ----

Management fees                                   $   57,693       $   34,615
Mineral property exploration expenditures            472,125        1,098,957
Professional fees                                     33,000           12,000
Travel                                                61,900          -
General & Administrative                              17,700                -
                                                  -----------      -----------
                                                  $  642,418       $1,145,572
                                                  -----------      -----------

Management believes that related party transactions for management, professional fees and mineral property  exploration are recorded at fair market value. During the period, Gammon charged a management fee to Mexgold Resources Inc. to recover
expenditures   related  to   professional   fees,   travel,   and   general  and
administrative  expenses.  The  amounts  due to  related  companies  are owed to companies  controlled by Directors,  and are non-interest  bearing with no fixed term of repayment.

--------------------------------------------------------------------------------

12.  SUBSEQUENT EVENT

On November  23,  2004,  the Company  entered  into an  agreement  to complete a
Cdn$110,005,000  private  placement,  subsequent  to the end of the period.  The total  offering is proposed to consist of 15,715,000  special  warrants at $7.00 per special warrant. Each special warrant will be exchanged for one common share of Gammon for no further  consideration upon final receipt of a prospectus.  The proceeds will be used to fund Phase One of the Ocampo  Gold-Silver  Project.  As part of the  transaction,  314,300  broker's  warrants  are to be  issued to the banking  syndicate,  the fair value of $1,269,772 to be recorded to  contributed surplus and share issue costs upon  completion of the  transaction.  The banking syndicate will receive a 5% commission on the sale of the Special  Warrants.  No additional fee will be payable to the banking  syndicate in connection  with the issuance of the Common Shares upon the exercise of the Special Warrants.

                                                                              14

EXHIBIT 2

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                     FOR THE QUARTER ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------

December 14, 2004

This  management  discussion  and analysis is made as of December 14, 2004,  and should be read in conjunction with the consolidated  financial statements of the
Company for the quarter ended October 31, 2004 including all accompanying  notes to the financial statements.

Gammon Lake Resources Inc. ("the Company") is a growth-oriented  public gold and silver mining exploration company listed on the Toronto Stock Exchange (TSX:GAM)
and the American Stock  Exchange  (AMEX:GRS).  The Company has ongoing  advanced stage  exploration  and  development  at its Ocampo  Project.  As a result,  the
Company has no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital.

The  consolidated  financial  statements  of the Company  have been  prepared by management in accordance with Canadian generally accepted accounting  principles
(GAAP)  (see  Summary of  Significant  Accounting  Polices  and Note 2: Basis of
Presentation),  which  differ  in  certain  material  respects  from  accounting principles  generally  accepted  in the  United  States of  America  (US  GAAP).
Differences  between GAAP and US GAAP applicable to the Company are described in
Note 14 to the  consolidated  financial  statements  for the year ended July 31,
2004. The Company's  reporting  currency is in Canadian dollars unless otherwise noted.

Certain  information  regarding  the  Company  contained  herein may  constitute forward-looking  statements  within the meaning of applicable  securities  laws.
Forward-looking statements may include estimates, plans, expectations, opinions, forecasts,  projections, guidance or other statements that are not statements of fact.  Although the Company  believes  that the  expectations  reflected in such forward-looking  statements are  reasonable,  it can give no assurance that such expectations  will prove to have been correct.  These  statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual  results to differ  materially  from those  anticipated or implied in the
forward-looking   statements.   The  Company's  forward-looking  statements  are
expressly qualified in their entirety by this cautionary statement.

FIRST QUARTER HIGHLIGHTS
--------------------------------------------------------------------------------

o    Gammon Lake defines  expanded 3.03 million ounces gold equivalent  measured and  indicated  resource,  with  an  additional  4.53  million  ounce  gold equivalent inferred resource at Ocampo Gold-Silver Project; September 2004
o    Gammon Lake announces  completion of bankable  feasibility  study for Phase
     One of Ocampo Gold-Silver Project,  November 2004, subsequent to the end of the quarter.
o    Gammon Lake  announces  that it has entered into an agreement to complete a
     Private Placement Financing of Cdn$110,005,000 subsequent to the end of the quarter.

Further  details on the history of the Company,  its mineral  properties and the risk  factors  associated  with  respect to the  Company  can be found under the
Company's   associated  documents  including  its  Annual  Information  Form  at
www.sedar.com or on the Company's website at www.gammonlake.com .

                                                                               1

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                     FOR THE QUARTER ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

OVERALL PERFORMANCE
In the past year, the Company reached several of its significant  short-term and long-term  goals  and is well  positioned  to meet the  immediate  objective  of producing  on  average  270,000  ounces of  gold-equivalent  reserves  per annum commencing in 2006.

The  Company   progressed  to  another  milestone  by  completing  the  bankable feasibility  study for  Phase One of the  Ocampo  Gold-Silver  Project  in early
November.  The independent study was performed by Kappes, Cassidy and Associates of Reno, Nevada and incorporated an independent  report on mineral resources and ore reserves prepared by Mintec Inc. of Tucson,  Arizona.  The independent study demonstrates extremely robust economic potential with annual production expected at 170,000 ounces of gold and 6,200,000 ounces of silver.

The first phase of the  project  involves  the  development  of an open-pit  and underground  mining  operation.  Based on detailed  mine planning as part of the feasibility  study  MINTEC  Inc.  has  calculated  proven and  probable  mineral reserves in the Open-Pit Area amounting to 1.43-million ounces  gold-equivalent, with a further  833,000  ounces of  gold-equivalent  reserves  contained  in the
Northeast Underground Area. AST Mining of Sudbury,  Ontario,  developed the mine plan for the underground reserves. The estimated capital cost is US$104 million.

Mine  production  is expected to commence in the first quarter of 2006 at a rate of 11,400  tonnes per day from the  Open-Pit  Area and 1,500 tonnes per day from the Northeast  Underground  Area.  Mine  production  will average 270,000 ounces gold-equivalent per year over the first seven years of mining at an average cash cost of US $151.74 per ounce.

With the  Bankable  Feasibility  Study  completed  subsequent  to the end of the quarter,  Gammon Lake has entered into an  agreement to complete a  $110,005,000 private  placement  subsequent  to the end of the period.  A total of 15,715,000
Special Warrants will be issued at Cdn$7.00 per Special Warrant. Further working capital will be required to fund the capital costs  estimated by the Feasibility
Study. (See "Liquidity").  Gammon Lake is also investigating options for project debt  financing.  It is expected that site  preparation  for mill and heap-leach construction will begin in January 2005,  subject to the availability of funding as noted above, enabling production from Ocampo to commence by the first quarter of 2006.  Production out-put from the first year of mining is expected to exceed
300,000 ounces gold-equivalent.

The Company  continued  underground  development  and  exploration on the Ocampo gold-silver  project  through its two major  programs:  the  construction of six kilometers of underground  tunnels and ramps,  and a  65,000-metre  diamond core drill program in the Underground  Area, and a 30,000-metre deep drilling program in the  Open-Pit  Area.  To date,  the Ocampo  deposits are defined by 980 drill holes and more than  166,000  metres of  drilling.  Since June,  Gammon Lake has continued to implement an aggressive  exploration program at the Ocampo Project.
A total of eight  drill  rigs are  operating  around the clock  adjacent  to the
Open-Pit Area and in the Northeast  Underground  Area, with exploration  efforts focused on upgrading  this resource and  converting  more measured and indicated
resources  to  reserves  in the near term.  Gammon  Lake  expects to  complete a revised  resource and reserve  calculation  prior to  commencement of production incorporating  a sizable  amount  of data  from  exploration  since  June  2004.
Management  believes  that  this  will  result  in a  significant  expansion  of reserves.  To date,  the Company has  increased  its resources to a 3.03 million ounce gold equivalent measured and indicated  resource,  with an additional 4.54 million ounce gold equivalent inferred resource.

Mr. James  McGlasson,  P.Geo.,  is the qualified  person for the purposes of the technical  information contained herein pursuant to the requirements of National
Instrument 43-101.

                                                                               2

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                     FOR THE QUARTER ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

SELECTED ANNUAL INFORMATION

The following selected information has been extracted from the Company's audited consolidated financial statements for the year ended July 31, 2004.

------------------------------------------------------------------------------------------------
SELECTED ANNUAL INFORMATION                           2004             2003             2002
(JULY 31)                                               $                $                $
------------------------------------------------------------------------------------------------

Revenue                                            635,056            466,143          143,039
Net loss                                        (6,958,300)          (534,771)      (2,207,661)
Net loss per share, basic and diluted (1)            (0.13)             (0.02)           (0.09)
Cash dividends declared                                Nil                Nil              Nil
Assets                                         112,532,744         57,910,540       55,553,821
Long-Term Liabilities                            9,304,400          9,870,000       11,028,111
------------------------------------------------------------------------------------------------

SUMMARY OF QUARTERLY RESULTS

---------------------------------------------------------------------------------------------------------
                                                                FOR THE QUARTER ENDED
SELECTED QUARTERLY INFORMATION
                                                 31-OCT-04        31-JUL-04     30-APR-04       31-JAN-04
                                                     $                $            $                $
---------------------------------------------------------------------------------------------------------
Revenue                                            38,489           81,017        109,335        138,373
Net loss                                      (11,901,598)        (442,462)    (2,189,825)    (2,370,981)
Net loss per share, basic and diluted (1)           (0.21)           (0.01)         (0.04)         (0.05)
Cash dividends declared                               Nil              Nil            Nil            Nil
Assets                                        108,764,341      112,532,744    108,052,793     87,635,912
Long-Term Liabilities                           8,544,900        9,304,400      9,594,900      9,242,800
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                                FOR THE QUARTER ENDED
SELECTED QUARTERLY INFORMATION
                                                 31-OCT-03        31-JUL-03     30-APR-03       31-JAN-03
                                                     $                $            $                $
---------------------------------------------------------------------------------------------------------
Revenue                                           306,331          106,301        115,312        107,060
Net loss                                       (1,955,032)        (934,092)      (293,043)       818,904
Net loss per share, basic and diluted (1)           (0.04)           (0.03)         (0.01)          0.02
Cash dividends declared                               Nil              Nil            Nil            Nil
Assets                                         71,563,163       57,910,540     58,219,522     57,222,487
Long-Term Liabilities                           9,237,900        9,870,000     10,034,500     10,703,000
---------------------------------------------------------------------------------------------------------
(1)  Net loss per share on a diluted  basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are  anti-dilutive,  with the  exception of the quarter  ended  January 31,
     2003, when the basic earnings per share were equal to the diluted  earnings per share.

Effective August 1, 2003, the Company  prospectively adopted the recommendations of CICA Handbook  Section 3870, Stock Based  Compensation and Other  Stock-based
Payments  for  employees  and  non-employees.  During the current  quarter  end,
$12,496,600  (October 31, 2003 - $1,457,800) was recorded as contributed surplus based on the fair value of employee and consultant's options and broker warrants granted in the year.  The  corresponding  amounts were

                                                                               3

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                     FOR THE QUARTER ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

recorded  in  professional  fees for  consultants  in the amount of,  $5,324,227
(October  31,  2003 -  $1,457,800),  and wages for  employees  in the amount of,
$7,172,373 (October 31, 2003 - $Nil).

RESULTS OF OPERATIONS

During the quarter ended October 31, 2004,  the Company earned income of $38,489
(October 31, 2003 - $306,331), of which $38,849 (October 31, 2003 - $76,331) was due to interest on short-term investments and $Nil (October 31, 2003 - $230,000)
to management fees paid by a former joint venture partner. The Company completed a buy-out of its Ocampo  open-pit  joint venture  partner during the 2004 fiscal period,  which resulted in an  elimination of the management  fees received from the joint venture earn-in agreement for subsequent periods.

Amortization  expense  for the  quarter  ended  October  31,  2004 was  $115,782
(October 31, 2003 - $11,670).  Amortization expense has increased  significantly due to the purchase of mining  equipment  during the current  quarter and in the previous year. The equipment  purchased  consisted of diesel generators,  diesel compressors,  and other  earth-moving  and mining  equipment.  The Company  also constructed a new residence and cafeteria for on-site Miners and staff.

General  and  administrative  expenses  during the quarter  ended were  $559,946
(October 31, 2003 - $518,973).  Professional  fees during the quarter ended were
$5,508,149  (October  31, 2003 -  $1,998,885).  General and  administrative  and professional  fees have  increased due to the general  support for the Company's activities,  as well as promotional and  shareholder  relations costs related to the  operation  of a public  company  and the  cost of  maintaining  dual  stock exchange  listings.  Included in the current  quarter's  professional  fees is a non-cash  charge of $5,324,227  (October 31, 2003 -  $1,457,800)  related to the fair value of options issued to consultants  during the quarter. A corresponding amount has been credited to contributed surplus.

The Company  incurred  expenses of $7,276,426  (October 31, 2003 - $108,913) for wages and benefits.  Included in the current  quarter's  wages and benefits is a non-cash  charge of  $7,172,373  (October  31, 2003 - $Nil)  related to the fair value  of  options  issued  to  employees  and  directors  during  the  year.  A corresponding amount has been credited to contributed surplus. General increases during the quarter excluding the options,  are due to the additional staffing in the finance and administrative department.

Foreign exchange gains of $1,461,946 (October 31, 2003 - $1,557,141) were earned in the current quarter due to a long-term debt  denominated in U.S.  dollars and the  translation  of the  Company's  operations  from Mexican  pesos to Canadian dollars. The Company will continue to experience these foreign currency exchange fluctuations given its U.S. dollar denominated debt and Mexican  operations.  To minimize the exposure to foreign  currency  fluctuations,  the Company holds all surplus funds in Canadian dollars.

During the 2004 fiscal year, the Company reduced the carrying value of its Santa
Maria and La Cuesta  properties to nil as limited  resources will be expended on these  properties  in the near  term.  Due to the  consolidation  of 100% of the
Ocampo property with the termination of the Bolnisi agreements, the Company will focus the majority of its resources on the  exploration  and development of this resource.

The Company's carrying value of its investment of 10.9 million shares in Mexgold
Resources Inc. was increased by $37,000 to a carrying  value of $11,685,000  due to its equity  share for the  quarter.  The market  value of the  investment  at
October 31, 2004 was $29,103,000 based on the TSX Venture Exchange closing price of $2.67 per share for Mexgold Resources Inc.

The net loss for the quarter ended October 31, 2004 was $11,901,598 (October 31,
2003 -  $1,955,032)  and $0.21 per common  share  (October 31, 2003 - $0.042 per common share).  The increasing  losses before foreign  exchange  gains,  mineral property  write-offs,  and  equity  share  of  loss  reflects  the  expenses  of supporting  the  Company's  ongoing and

                                                                               4

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                     FOR THE QUARTER ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

expanded  exploration and development  activities on the Ocampo Project, and the recognition of the fair value of the options granted to directors, employees and consultants.

OCAMPO GOLD-SILVER PROJECT

During the quarter, the Company continued its development of the Ocampo property with  expenditures  of  $4,035,603  (October 31, 2003 - $824,950) as part of its
166,000-metre  drill program and 6-km  underground  ramp and tunnel  development project. Included in the mineral property expenditures was a non-cash future tax
adjustment  of  $820,583  (October  31,  2003  -  1,397,960).   Current  quarter
significant  expenditures on the property  consisted of $1,137,851 for equipment and consumables,  $1,153,225 for underground  contract mining fees, $695,555 for diamond core  drilling,  $525,533  for  geological  services  and  studies,  and
$474,677 for travel.

The Company has released an updated  resource  study dated  September  7th, 2004 that  defines  a 3.03  million  ounce  gold-equivalent  measured  and  indicated
resource,  with an  additional  4.53  million  ounce  gold  equivalent  inferred resource.  The study was prepared by Mintec Inc.,  a  well-known  and  respected mining engineering firm based in Tucson,  Arizona.  The results of this resource study are being  incorporated  in a Feasibility  Study  completed for the Ocampo
Project by Kappes, Cassiday & Associates,  a widely recognized metallurgical and engineering firm with extensive experience  constructing mines in Latin America.
This  study  includes,   but  is  not  limited  to:  new  reserve  and  resource
calculations, mining plans for open-pits of the PGR trend deposits, mining plans for  underground  mining of the  Aventurero,  San Juan, Las Animas,  Rosario and
Maria vein systems in the Northeast  Area,  Process Plant (Mill) design,  a heap leach circuit, site plans, and financial evaluation.

The Company's  deferred mineral property  expenditures  during the quarter ended
October 31, 2004 and 2003 are as follows:

Schedule of deferred mineral property expenditures         31-Oct-04         31-Oct-03

Mineral property, beginning balance                     $ 80,041,737       $ 53,770,221
                                                        -------------      ------------
Land Purchase                                                      -             5,270
Mineral rights                                                28,357                 -
Geological services and studies                              525,533            26,716
Drilling                                                     695,555           713,657
Assays                                                       272,369            70,888
Equipment and consumables                                  1,137,851           735,395
Field Office                                                  29,378            72,291
Camp materials and equipment                                 131,542            22,824
Health and Safety                                             56,915             1,979
Vehicles                                                     214,467            81,402
Consulting fees                                              136,317           154,663
Contract Mining fees                                       1,153,225           307,761
Travel                                                       474,677            30,154
Future Income tax adjustment                                (820,583)       (1,397,960)
                                                        -------------      ------------
Total additions                                            4,035,603           824,950
                                                        -------------      ------------
Mineral property                                        $ 84,077,340       $ 54,595,171
                                                        =============      ============

                                                                               5

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                     FOR THE QUARTER ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

LIQUIDITY

The Company's  balance of cash and cash  equivalents  as at October 31, 2004 was
$4,777,549 (July 31, 2004 - $13,020,940).  The Company  maintains  surplus funds not required for current exploration in Canadian funds.  Investments are held in commercial paper discount notes with terms of less than 60 days. The Company has long-term debt  denominated in US dollars and some of the Company's  receivables and payables are denominated in Mexican Pesos.

As at October 31, 2004, the Company had working capital of $6,134,039  (July 31,
2004 - $12,341,959). Current liabilities decreased to $2,211,100 (as at July 31,
2004 - $4,038,805). This financial position reflects the significant operational activities during the period on the Ocampo Project, which entails a higher level cash requirements.

Details of the Company's operating, financing and investing activities, and long term debt  agreement are provided  below.  Other than as discussed  herein,  the
Company  is  not  aware  of  any  trends,   demands,   commitments,   events  or
uncertainties  that may result in the Company's  liquidity or capital  resources either  materially  increasing or  decreasing  at present or in the  foreseeable future.  Material increases or decreases in the Company's  liquidity and capital resources  will be  substantially  determined  by the  success or failure of the
Company's exploration and development programs on its mineral properties and its ability  to  obtain  equity  financing.  With  the  announcement  of  the  fully subscribed  private  placement  of  Cdn$110,005,000,  the  Company  will have an adequate  liquidity  base with  which to  support  its  general  operations  and exploration  and development  activities on the Ocampo  Project.  The Company is investigating the availability of project  financing for the Ocampo Project.  At the present time,  the Company  would not have adequate  funding to complete the first phase of mine development as recommended by the Feasibility Study.  Should the  Company  not have  adequate  funding to  complete  the first  phase of mine development, the Project would be delayed until such funding is available.

OPERATING
Operating  activities during the quarter ended October 31, 2004 consumed cash of
$2,873,172  (October  31, 2003 -  $1,832,048).  The increase is due to increased operational  needs  of  the  Company  as it  expands  its  mine  management  and administrative capacity to support the growth in the underground exploration and development operations.

FINANCING
Financing  activities  during the quarter  ended  October 31, 2004  totaled $Nil
(October  31,  2003 -  $17,644,290).  During  the  previous  year,  the  Company completed three fully subscribed  private placement  financings for net proceeds of  $48,971,876.  Subsequent to the quarter ended October 31, 2004,  the Company entered into an agreement to complete a $110,005,000 private placement.  A total of 15,715,000 Special Warrants are to be issued at Cdn$7.00 per Special Warrant.
Each Special Warrant may be exercised to acquire,  without payment of additional consideration,  one Common  Share for each  Special  Warrant  held.  The Special
Warrants  may be  exercised at any time and from time to time prior to 5:00 p.m.
(Toronto time) on the date which is the earlier of: (i) four months plus one day from the date of issue;  and (ii) the sixth  business  day after a receipt for a final  prospectus  qualifying the distribution of the Common Shares to be issued upon  exercise of the Special  Warrants is issued by the last of the  securities commissions or similar  regulatory  authorities in each of the  jurisdictions in which  the  Special  Warrants  were  sold,  and the  Corporation's  registration statement is declared effective.  Any Special Warrants not exercised upon expiry will  be  deemed  to  have  been  exercised.  Gammon  Lake  has  agreed  to  use commercially  reasonable  efforts to obtain  receipts  for the final  prospectus under the laws of the applicable  provinces of Canada and to file a registration statement  on Form F-10 in the  United  States.  In the event  that the  Special
Warrant qualification date does not occur on or before 45 days after

                                                                               6

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                     FOR THE QUARTER ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

the date of issue,  each  holder of Special  Warrants  shall  thereafter  become entitled to acquire 1.05 Common Shares  (instead of one Common Share) in respect of each Special Warrant exercised.

As of October 31, 2004,  the Company had  9,797,300  (July 31, 2004 - 5,797,300)
in-the-money exercisable options for a total value of $33,410,480 (July 31, 2004
-  $11,610,482)  with  expiry  dates in the years 2006 to 2009.  The Company had
448,076 (July 31, 2004 - 448,076)  compensation warrants outstanding for a total value of $2,015,159  (July 31, 2004 - $2,015,159)  with expiry dates in the year
2006.  As of  December  14,  2004,  the  Company had  56,676,715  common  shares outstanding.

INVESTING
Investing   activities  during  the  quarter  ended  October  31,  2004  totaled
$5,370,219  (October 31, 2003 -  $2,231,284).  Investing  activities  during the quarter  primarily relate to three cash  expenditures.  First, an expenditure of
$5,036,164  (October 31, 2003 - $2,222,910) was made on the Ocampo Project.  The expenditures  relate to diamond  drill  programs,  and the building of ramps and tunnels  to permit  the  extraction  of the bulk  samples  and  complete  infill drilling from underground  drill stations.  The Company believes that developing these ramps  while still in  exploration  will act to  significantly  reduce the capital  required for mine  development  in the operating  stage of the project.
Second, an expenditure of $310,401 (October 31, 2003 - $147,277) was invested in capital assets related to the Ocampo Project,  such capital assets consisting of assorted  mining  equipment for the purpose of completing the development of the ramps and tunnels on the Company's  Ocampo  project.  Third,  an  expenditure of
$23,654 (October 31, 2003 - $138,903  recovery) was made as a result of advances to related  companies.  This amount consists of non-interest  bearing  unsecured advances payable on demand.

LONG TERM DEBT AGREEMENT
A  summary  of the  Company's  financial  commitments  under  its long term debt agreement with Soyopa are as follows:

------------------------------------------------------------------------
YEAR                                                        SOYOPA LOAN
------------------------------------------------------------------------
On or before November 23, 2006                             US$ 3,500,000
On or before November 23, 2007                             US$ 3,500,000
------------------------------------------------------------------------

In the event that the Company has  commenced  production  of gold and/or  silver from the mining  title  acquired  prior to  November  23,  2006,  the Company is required  to pay  Soyopa  US  $1,000,000,  annually,  commencing  on  the  first anniversary  of the start of production  which will reduce the remaining  amount due. In the event the Company sells or transfers  title to the  concessions to a third party,  the US $7,000,000 or the amount  remaining,  becomes due. The long term debt is secured by a first charge over certain mineral properties.

The Company intends to fund these  obligations from a combination of debt and/or equity financing and cash on hand.

COMMITMENTS AND CONTINGENCIES

A summary of the future commitments  contained in the Company's option and joint venture agreements as at October 31, 2004 are set out in the following table:

------------------------------------------------------------------------------------------------------------
AGREEMENT                                CONSIDERATION     TERMS
------------------------------------------------------------------------------------------------------------
Minera Fuerte Mayo, S.A. de C.V.         US$ 211,526       Upon sale of the Ocampo property to a third party
Compania Minera Global, S.A. de C.V.     US$ 1,000,000     Upon sale of the Ocampo property to a third party

                                         8% of net
Compania Minera Brenda, S.A. de C.V.     profit up to a    US$ 2,000,000 less any net profit royalty payments
                                         maximum           is due and payable upon the sale of the Ocampo
                                         US$ 2,000,000     project to a third party

Compania Minera Brenda, S.A. de C.V.     US$ 250,000       Upon a minimum proven reserve of 2 million ounces
                                                           of gold and gold-equivalent
------------------------------------------------------------------------------------------------------------

                                                                               7

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                     FOR THE QUARTER ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

The Company intends to fund these  obligations from a combination of debt and/or equity financing and cash on hand.

The discovery,  development  and  acquisition of mineral  properties are in many instances  unpredictable  events and require  significant  expenditures prior to achieving  commercial  production.  Future precious metal prices, the success of exploration  programs and other  property  transactions  can have a  significant impact on  capital  requirements.  There  are no known  deposits  of  commercial minerals on any of the  mineral  exploration  properties  of the Company and any activities  of the Company  thereon  will  constitute  exploratory  searches for minerals.  The Company  does not expect to receive  significant  income from the
Ocampo  Project  in the near  term.  In the event  that  unanticipated  business opportunities or expenditures  arise prior to such time, the Company may require additional  financing.  The Company  will also require  additional  financing to satisfy the cash payment  obligations of its property  purchase  agreements.  If funding is required for any of these reasons,  or if a commercial body of ore is confirmed on any of the Company's properties and the Company requires additional financing  to  initiate  development  of such  body,  it may  fund  its  capital requirements  by arranging  further  equity  financing,  issuing long term debt, arranging  joint  ventures with other  companies or through a combination of the above.  Accordingly,  the  ability of the Company to  continue  exploration  and development  of its property  interests  will be  dependent  upon its ability to raise  significant  additional  financing.  There is no assurance  that adequate financing  will be available to the Company or that the terms of such  financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Company paid the following amounts to directors and companies  controlled by directors:

                                                       31-Oct-04      31-Oct-03
                                                     -----------     ----------
Management fees                                        $  57,693     $   34,615
Mineral property exploration expenditures                472,125      1,098,957
Professional fees                                         33,000         12,000
Travel                                                    61,900              -
General & Administrative                                  17,700              -
                                                     -----------     ----------
                                                       $ 642,418     $1,145,572

Management believes that related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

No director, senior officer,  principal holder of securities or any associate or affiliate  thereof of the Company has any interest,  directly or indirectly,  in material  transactions  with  the  Company  or  any of its  direct  or  indirect wholly-owned subsidiaries,  other than the above-noted transactions,  which were in the normal course of operations:

Commencing in the 2004 quarter, the Company has retained mineral exploration and mining  contracting  services  through a Company  owned by a related  party of a director of the Company.  As at October 31, 2004 these non-arm's  length mineral exploration  expenditures  totalled  $472,125  (October 31, 2003 -  $1,098,957).
These  expenditures  are recorded at fair value calculated at cost plus 10%. The
Company  believes that this  arrangement  gives the Company

                                                                               8

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                     FOR THE QUARTER ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

better  quality  and  control for  mineral  exploration  and mining  contracting services  than it  could  otherwise  receive  through  third  party  independent contractors.

During the quarter,  the Company  paid  $57,693  (October 31, 2003 - $34,615) in management  fees and $Nil (October 31, 2003 - $12,000) in  professional  fees to directors  and  companies  controlled  by  directors  as part  of the  Company's compensation package for key officers and consultants. During the period, Gammon charged a  management  fee to Mexgold  Resources  Inc.  to recover  expenditures related to professional fees, travel, and general and administrative expenses.

Directors and officers of the Company are entitled to hold management  incentive stock options. For this purpose, the Company has adopted a Stock Option Plan for
directors,   officers,   employees  and  consultants  of  the  Company  and  its
subsidiaries.  The purpose of the Stock Option Plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's  business,  as well as provide additional  incentive for superior  performance  by such persons and attract and retain valued  personnel.  The plan provides  that eligible  persons  thereunder include any director,  senior officer,  consultant or employee of the Company. A consultant is defined as an individual  that is engaged by the Company,  under a written  contract,  to  provide  services  on an  ongoing  basis  and  spends  a significant amount of time on the Company's business and affairs. The definition of consultant  also includes an individual  whose services are engaged through a personal holding company

PROPOSED TRANSACTIONS

On November 23, 2004, subsequent to end of the quarter, the Company entered into an agreement to complete a Cdn$110,005,000 private placement. The total offering is proposed to consist of  15,715,000  special  warrants at Cdn$7.00 per special warrant.  The proceeds will be used to fund Phase One of the Ocampo  Gold-Silver
Project. See "Overall Performance" and "Liquidity".

CRITICAL ACCOUNTING ESTIMATES

Management is required to make estimates and  assumptions in the  preparation of
financial   statements  in  conformity   with  generally   accepted   accounting
principles.  A description of the Company's significant  accounting policies can be found  in note 2 of the  Company's  consolidated  financial  statements.  Key accounting  estimates for the Company include mineral and mining  properties and future income taxes.

MINERAL PROPERTIES
Mineral  properties are the sum of the Company's mineral claims  acquisition and related  exploration and development  expenditures,  which are capitalized until the  property  is  producing,  abandoned,  impaired in value or placed for sale.
Costs are  transferred  to mining  properties  once a  property  is placed  into commercial production.

FUTURE INCOME TAXES
Future income tax assets and  liabilities  are  determined  based on differences between the financial  reporting and tax basis of assets and  liabilities and on unclaimed  losses carried forward and are measured using the tax rates that will be in effect when the  differences  are  expected  to reverse or when  unclaimed losses are expected to be utilized.  A valuation  allowance is recognized to the extent that the  recoverability  of future  income tax assets is not  considered more likely than not. The Company's  future income tax liability arises from the excess accounting value over the tax value of its mineral property in Mexico, as certain  transactions  of the Company  have no tax basis in Mexico.  The Company deducts available Canadian and Mexican loss carryforwards and share issue costs, but provides for a valuation  allowance of the Canadian loss  carryforwards  and share  issue  costs as it is  considered  more  likely  than not that the future income tax asset related to these losses will not be realized.

                                                                               9

                           GAMMON LAKE RESOURCES INC.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                     FOR THE QUARTER ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------
                                                                    Continued...

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective August 1, 2003, the Company  prospectively adopted the recommendations of CICA Handbook Section 3870,  Stock-based  Compensation and Other  Stock-based
Payments for employees and non-employees. This Section establishes standards for the  recognition,  measurement  and disclosure of stock-based  compensation  and other  stock-based  payments  made in  exchange  for goods and  services.  These recommendations  require that  compensation for all awards made to employees and non-employees  be measured  and  recorded in the  financial  statements  at fair value.  The  Company's  stock  option  plan  is  described  in  Note  9  in  the consolidated financial statements. Effective August 1, 2004, Gammon Lake adopted the new Canadian  Institute of Chartered  Accountants (CICA) standards for Asset
Retirement  Obligations  (CICA  3110).  In  accordance  with  CICA  3110,  asset retirement  obligations are recognized when incurred and recorded as liabilities at fair value and the  corresponding  increase to the asset is depreciated  over the life of the asset. The Company has not incurred any current asset retirement obligations.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The  Company's  functional  currency is Canadian  dollars.  The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

                                                                              10

EXHIBIT 3

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Bradley H. Langille,  Chief Executive  Officer of Gammon Lake Resources Inc.,
certify that:

1.   I have reviewed the interim  filings (as this term is defined in Regulation
     52-109 respecting Certification of Disclosure in Issuers Annual and Interim
     Filings) of Gammon Lake  Resources Inc. (the issuer) for the interim period ending October 31, 2004;

2.   Based on my  knowledge,  the  interim  filings  do not  contain  any untrue statement of a material  fact or omit to state a material  fact required to be stated or that is necessary to make a statement not  misleading in light of the  circumstances  under which it was made,  with respect to the period covered by the interim filings;

3.   Based on my knowledge,  the interim financial  statements together with the other financial  information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the  periods  presented  in the interim filings;

4.   I am responsible for establishing and maintaining  disclosure  controls and procedures and internal  control over  financial  reporting for the issuer, and I have:

     (a)  designed those disclosure  controls and procedures,  or caused them to be designed under my  supervision,  to provide  reasonable  assurances that  material  information  relating  to the  issuer,  including  its consolidated subsidiaries,  is made known to me by others within those entities,  particularly during the period in which the interim filings are being prepared; and

     (b)  designed those internal controls over financial  reporting,  or caused it  to  be  designed  under  my  supervision,  to  provide  reasonable assurance  regarding the  reliability  of financial  reporting and the
          preparation  of  financial   statements   for  external   purposes  in
          accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim  MD&A any change in the issuer's  internal  controls over financial  reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially  affect, the issuer's internal control over financial reporting.

Date:    December 14, 2004

Sgd. "Bradley H. Langille"
----------------------------
Bradley H. Langille

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Colin P. Sutherland,  Chief Financial  Officer of Gammon Lake Resources Inc.,
certify that:

1.   I have reviewed the interim  filings (as this term is defined in Regulation
     52-109 respecting Certification of Disclosure in Issuers Annual and Interim
     Filings) of Gammon Lake  Resources Inc. (the issuer) for the interim period ending October 31, 2004;

2.   Based on my  knowledge,  the  interim  filings  do not  contain  any untrue statement of a material  fact or omit to state a material  fact required to be stated or that is necessary to make a statement not  misleading in light of the  circumstances  under which it was made,  with respect to the period covered by the interim filings;

3.   Based on my knowledge,  the interim financial  statements together with the other financial  information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the  periods  presented  in the interim filings;

4.   I am responsible for establishing and maintaining  disclosure  controls and procedures and internal  control over  financial  reporting for the issuer, and I have:

     (a)  designed those disclosure  controls and procedures,  or caused them to be designed under my  supervision,  to provide  reasonable  assurances that  material  information  relating  to the  issuer,  including  its consolidated subsidiaries,  is made known to me by others within those entities,  particularly during the period in which the interim filings are being prepared; and

     (b)  designed those internal controls over financial  reporting,  or caused it  to  be  designed  under  my  supervision,  to  provide  reasonable assurance  regarding the  reliability  of financial  reporting and the
          preparation  of  financial   statements   for  external   purposes  in
          accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim  MD&A any change in the issuer's  internal  controls over financial  reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially  affect, the issuer's internal control over financial reporting.

Date:    December 14, 2004

Sgd. "Colin P. Sutherland"
----------------------------------
Colin P. Sutherland